

Mailstop 3628

February 5, 2018

Thomas Spitzfaden
President
John Deere Receivables, LLC
One John Deere Place
Moline, Illinois 61265-8098

> **Re:** **John Deere Receivables, LLC**
> **Registration Statement on Form SF-3**
> **Filed December 21, 2018**
> **Amendment No. 1 filed January 14, 2019**
> **Amendment No. 2 filed February 1, 2019**
> **File No. 333-228964**

Dear Mr. Spitzfaden:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

Summary of Terms

Repurchase of Receivables; Asset Representations Review, page 6

1. We note your statement that "[i]n general, [the] repurchase obligation will constitute the sole remedy available to noteholders, the indenture trustee, the owner trustee or the

certificateholder in respect of the trust for any uncured breach." Please revise this statement, as well as similar statements on pages 14 and 71, to clarify that the dispute resolution provisions are available to investors, in accordance with General Instruction I.B.1(c) of Form SF-3.

The Receivables Pool, page 30

2. Please revise your disclosure here, and throughout the registration statement as necessary, to provide more detail about changes to the solicitation, credit-granting or underwriting criteria used to purchase the pool assets. Refer to Item 1111(a)(3) of Regulation AB. For example, we note that under the heading Construction & Forestry Equipment on page 31, you state that "an application for a loan will currently be priced in one of four pricing tiers." Previously, these applications were priced in one of five categories, but the change is not explained in the registration statement.

Asset Representations Review

Asset Representations Review Delinquency Trigger, page 33

3. Please revise to provide information about whether receivables in repossession status are included in determining whether the delinquency trigger has been met for each monthly reporting period.

Asset Representations Review of Receivables, page 35

4. We note your disclosure on page 35 and in Section 3.09 of Exhibit 99.3 (Form of Asset Representations Review Agreement) that if any ARR Receivable was included in a prior asset representations review, the asset representations reviewer will not conduct additional tests on such ARR Receivable and will include the previously reported results in its review report. To the extent an asset representations review was conducted previously with respect to an ARR Receivable, we do not object if such receivable is not included in any further asset representations review, unless such receivable is the subject of a representation or warranty as of a date after the completion of the prior review, or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance